

October 12, 2012

Via E-mail
Mr. Daniel M. Behrendt
Chief Financial Officer
TASER International, Inc.
17800 North 85th Street
Scottsdale, AZ 85255

> **Re:** **TASER International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 13, 2012**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2012**
> **Filed August 9, 2012**
> **File No. 1-16391**

Dear Mr. Behrendt:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Estimates, page 38

Standard Product Warranty Reserves, page 38

1.   We note the significant decline in warranty expense during the year ended December 31, 2011. Please revise future filings to provide a more detailed explanation of how you determine the amount of warranty expense you record each period, including the reasons for and impact of material changes in assumptions. Also, please revise future filings to

more fully explain how you determine and when you record revenues and expenses related to extended warranty provisions during each period, including where those revenues are included in the product line disclosures in MD&A. Please provide us the disclosures you intend to include in future filings.

Income Taxes, page 39

2.   We note the significant deferred tax assets recorded at each balance sheet date. Please revise future filings to provide a more detailed explanation of how you determined it is more likely than not that you will realize deferred tax assets. Please ensure your disclosures address each of the following, as appropriate:

- To the extent that you are relying on future pre-tax income, please disclose the amount of pre-tax income you need to generate to realize your deferred tax assets. Please also include an explanation of the anticipated future trends included in your projections of future taxable income.

- If you are relying on the reversal of existing deductible temporary differences to support the realizability of your deferred tax assets, please disclose that the deferred tax liabilities you are relying on are of the same character and will reverse in both the same period and jurisdiction as the temporary differences giving rise to the deferred tax assets.

- If you are also relying on tax-planning strategies, please disclose the nature of your tax planning strategies, how each strategy supports the realization of deferred tax assets, the amount of the shortfall that each strategy covers, and any uncertainties, risks, or assumptions related to the tax-planning strategies.

Please provide us the disclosures you intend to include in future filings. Refer to ASC 740-10-30-16 through 30-25 and Section 501.14 of the Financial Reporting Codification for guidance.

Exhibit 32

3.   It appears that your certification under Exhibit 32 refers to the year ended December 31, 2010. Please amend your Form 10-K to include an Exhibit 32 that refers to the period ended December 31, 2011. Please provide currently dated certifications with your amendment that refer to the Form 10-K/A.

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Item 1. Financial Statements, page 3

Note 9. Commitments and Contingencies, page 15

4.   With a view towards expanded disclosure in future filings, please address the following:

- Explain to us how you determined to accrue $3.3 million related to the Turner (NC) lawsuit during 2011;

- In light of the judgment in the Turner (NC) lawsuit being reduced by $4.4 million, explain to us how you determined to reverse the amount you accrued by $2.2 million, resulting in a remaining accrual of $1.1 million, during 2012;

- Explain to us if the insurance coverage limitations you discuss as result of the Turner (NC) judgment relate to claims that occurred or were filed in 2007, 2008 and/or 2010 (as disclosed in your 10-K);

- Tell us your insurance coverage limits and the remaining amounts not yet disbursed for each year since 2007;

- We note your disclosure of the number of lawsuits that are currently pending and the number of lawsuits that were dismissed or judgments rendered in your favor. Other than the Turner (NC) lawsuit, tell us the number of lawsuits that were settled and/or resulted in judgments against you during each of the last three years and current interim period;

- Tell us the amount of any settlements and the amount of any defense costs paid by your insurers during each of the last three years and current interim period;

- Tell us your expectations regarding your ability to continue to obtain insurance coverage and/or the potential impact on future premiums based on the Turner (NC) jury award; and

- If you believe additional material losses are reasonably possible, state that fact, and disclose the amount or range of reasonably possible additional losses or explain why you are unable to provide such an estimate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief